BlueBay
asset management

08000783

RECEIVED

2008 FEB 19 P 1:07

77 Grosvenor Street
London, W1K 3JR
tel: +44(0)20 7389 3700
fax: +44(0)20 7389 3499
www.bluebayinvest.com

File No: 82-35048

BlueBay Asset Management plc
77 Grosvenor Street
London
W1K 3JR
United Kingdom

Securities and Exchange Commission (the "SEC")
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

15 February 2008

By Courier

SUPPL

Dear Sir or Madam

RE: BlueBay Asset Management plc

On behalf of BlueBay Asset Management plc (the "Company"), a company incorporated under the laws of the United Kingdom, we herewith submit information with respect to the Company as required by subparagraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act") in order to maintain the exemption of the Company from the requirements of section 12(g) of the Exchange Act.

Information Furnished

Please find attached hereto as Appendix A a list of the information the Company has made public, filed or distributed since the date of the previous list sent to you by the Company. Please also find enclosed copies of the documents referred to in Appendix A.

The information and documents being furnished hereby are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

Can you please acknowledge receipt by stamping and returning the enclosed copy of this letter, using the self-addressed envelope and Fedex payment slip also enclosed.

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

BlueBay Asset Management plc
Registered in England and
Wales No.3262598
Authorised and Regulated by
the Financial Services Authority

BlueBay
asset management

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours faithfully

Simon Sutcliffe
Legal Associate
BlueBay Asset Management plc
77 Grosvenor Street, London, W1K 3JR

Tel: 020 7389 8372
Fax: 020 7930 7400

Email: ssutcliffe@bluebayinvest.com

www.bluebayinvest.com

File No: 82-35048

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY

Press Release / Regulatory News Items		
Title	**Date of Release**	**Description**
Regulatory News Item	18 December 2007	Holding(s) in Company
Regulatory News Item	31 December 2007	Total Voting Rights
Regulatory News Item	18 January 2008	Trading Statement

UK Companies House / FSA / UKLA Filings		
Title	**Stamp Date**	**Description**
Form 288a	5 December 2007	Appointment of Director
Form 403a	31 January 2008	Release of Mortgage/Charge

REG-BlueBay Asset Man <BBAY.L> Holding(s) in Company

18/12/2007

RNS Number:1897K
BlueBay Asset Management PLC
18 December 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: BlueBay Asset Management plc

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify): N/A

3. Full name of person(s) subject to the notification obligation:

Janus Capital Management LLC

4. Full name of shareholder(s) (if different from 3): N/A

5. Date of transaction (and date on which the threshold is crossed or

reached if different): 14/12/2007

6. Date on which issuer notified: 17/12/2007

7. Threshold(s) that is/are crossed or reached: From 3% to 4%

8. Notified details

A: Voting rights attached to shares

Class/type of shares: GB00B1G52761

Situation previous to the triggering transaction

Number of shares	Number of voting rights
6,968,749	6,968,749

Resulting situation after the triggering transaction

Number of shares	Number of voting rights	Percentage of voting rights
7,734,634	Direct: 7,734,634	Direct: 4.03%
	Indirect: N/A	Indirect: N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument: N/A

Expiration date: N/A

Exercise/conversion period/date: N/A

No. of voting rights that may be acquired (if the instrument is exercised/ converted): N/A

Percentage of voting rights: N/A

Total (A+B)
Number of voting rights: 7,734,634

Percentage of voting rights: 4.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Clare Humphreys

15. Contact telephone number: 0207 389 3700

END
HOLGUGMPPUPMGCR

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REG-BlueBay Asset Man <BBAY.L> Total Voting Rights

31/12/2007

RNS Number:8633K
BlueBay Asset Management PLC
31 December 2007

BlueBay Asset Management plc - Total Voting Rights and Capital

In compliance with rule 5.6.1R of the Disclosure and Transparency Rules, the Company confirms that its current issued share capital comprises 191,948,750 ordinary shares of 0.1p each fully paid. The voting rights of all these shares are identical, with each share carrying the right to one vote. The Company holds no treasury shares.

The above figure of 191,948,750 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVRBXBDDXXXGGRB

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REG-BlueBay Asset Man <BBAY.L> Trading Statement

18/01/2008

RNS Number:0478M
BlueBay Asset Management PLC
18 January 2008

TRADING STATEMENT

BlueBay Asset Management plc (BlueBay) announces the following trading statement for the second quarter to 31 December 2007.

At 31 December 2007, BlueBay's assets under management amounted to $16.4 billion, an increase of $1.7 billion since 30 September 2007, when the reported assets under management were $14.7 billion.

The breakdown of assets under management at 31 December 2007 compared to 30 September 2007 and 30 June 2007 is as follows:

Product	31 December 2007	30 September 2007	Growth for three months to 31 December 2007	30 June 2007	Growth for months to December 2
	US$ billions	US$ billions	%	US$ billions	%
Long/short	5.5	5.5	0.8	4.9	11.4
Long-only	8.3	6.9	21.5	5.6	49.7
Structured products	2.5	2.3	7.9	2.6	(2.8)
TOTAL	16.4	14.7	11.6	13.1	24.8

The increase in assets under management during the second quarter to 31 December 2007 can be broken down into net subscriptions of $1.4 billion and fund appreciation of $0.3 billion.

During the six months ended 31 December 2007, performance fees are estimated to be £18.6 million; generated across BlueBay's range of products.

Commenting on the trading statement, Hugh Willis, BlueBay's Chief Executive Officer said:

"Since conditions in credit markets began to deteriorate in the middle of last year, BlueBay has continued to experience steady asset growth and to generate positive performance fee revenues. It remains our view that the majority of investors view current market turbulence as representing an opportunity; we believe further that BlueBay's business model is well positioned to benefit from this going forward."

BlueBay will announce its interim results in respect of the six months to 31 December 2007 at 0700 hours on 20 February 2008.

For further information please contact:

BlueBay Asset Management plc 020 7389 3700

Hugh Willis, CEO

Nick Williams, CFO

Alex Khein, COO

Brunswick Group LLP 020 7404 5959

Nigel Prideaux/Tim Williamson

Notes to Editors:

Information on BlueBay

Founded in 2001, BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe. It listed on the London Stock Exchange in November 2006. With approximately US$16.4 billion of assets under management as at 31 December 2007, it has one of the largest concentrations of fixed income credit expertise in Europe. BlueBay specialises in two major sub-asset classes of credit - European corporate debt and emerging markets debt.

Within each sub-asset class, the Company offers three distinct product lines: long/short funds, long-only funds and structured products. It also manages a number of long-only segregated accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products to modern institutional investors which offer attractive risk-adjusted performance characteristics. BlueBay distributes its products directly, through wholesalers and via intermediaries. Its sales and marketing team is based in the Company's offices in London, Tokyo and New York.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Companies House
— for the record —

Please complete in typescript, or in bold black capitals

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 3262598

Company Name in full: BLUEBAY ASSET MANAGEMENT PLC

	Day	Month	Year
Date of appointment	05	11	2007
†Date of Birth	16	11	1949

Appointment form

Notes on completion appear on reverse

Appointment as director: ✓ as secretary: [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes*

NAME *Style / Title: MR *Honours etc:

Forename(s): ALAN BERTRAM

Surname: GIBBINS

Previous Forename(s): Previous Surname(s):

†† Usual residential address: WENT HOUSE, 83 SWAN STREET

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: WEST MALLING Postcode: ME 7 6LW

County / Region: KENT Country: ENGLAND

†Nationality: BRITISH †Business occupation: ACCOUNTANT

†Other directorships (additional space overleaf): NONE

I consent to act as ~~** director / secretary~~ of the above named company

Consent signature: X [signature] Date: 14/11/07

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below

Signed: X [signature] Date: 14 11.2007

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

COMPANY SECRETARY, BLUEBAY ASSET MANAGEMENT PLC, 77 GROSVENOR ST, LONDON W1K 3JR Tel 020 7389 3700

DX number DX exchange

WEDNESDAY

AKZVMV8D

A51 05/12/2007 244
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number | 3262598

† Directors only

†Other directorships | NONE

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except

- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

M

CHWP000

COMPANIES FORM No. 403a

Declaration of satisfaction in full or in part of mortgage or charge

403a

Please do not write in this margin

Pursuant to section 403(1) of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use: 2

Company number: 03262598

Name of company

* insert full name of company

* BLUEBAY ASSET MANAGEMENT PLC

I, JAMES JACKSON BRACE

of 94A HADHAM ROAD, BISHOPS STORTFORD, HERTS

† delete as appropriate

~~[a director]~~[the secretary]~~[the administrator][the administrative receiver]~~† of the above company, do solemnly and sincerely declare that the debt for which the charge described below was given has been paid or satisfied in [full]~~[part]~~†

\# insert a description of the instrument(s) creating or evidencing the charge, eg "Mortgage", "Charge", "Debenture" etc

ø the date of registration may be confirmed from the certificate

§ insert brief details of property

Date and description of charge # 22 November 2005 - A reinstatement deposit charge

Date of registration ø 8 December 2005

Name and address of [chargee]~~[trustee for the debenture holders]~~† DeKa Immobilien Investment GmbH, c/o Simmons & Simmons, 21 Wilson Street, London EC2M 2TX

Short particulars of property charged § Second and Third floors, Times Place, 45 Pall Mall, London SW1

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act 1835

Declared at 77 GROSVENOR STREET, LONDON, W1K 3JR

Declarant to sign below

[signature]

Day	Month	Year
1 8	0 1	2 0 0 8

on 18 01 2008

before me C Humphreys

CLARE HUMPHREYS

A ~~Commissioner for Oaths or Notary Public or Justice of the Peace or a~~ Solicitor having the powers conferred on a Commissioner for Oaths

Presenter's name address and reference (if any)

For official Use (02/06)
Mortgage Section

Post room

THURSDAY

AI748WT0

A47 31/01/2008 438
COMPANIES HOUSE

END